UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DMK Pharmaceuticals Corporation

(formerly named Adamis Pharmaceuticals Corporation)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00547W307

(CUSIP Number)

Ebrahim Versi

11682 El Camino Real

Suite 300

San Diego, CA 92130

Telephone: 908-698-2390

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00547W208
1	NAMES OF REPORTING PERSONS
Ebrahim Versi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,018,024 (2)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,018,024 (2)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,018,024 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.989% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The Reporting Person does not affirm, and hereby disclaims, membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) Except as described below, the shares reported in this Schedule 13D as beneficially owned by Ebrahim Versi, M.D., Ph.D. (“Dr. Versi”) were acquired upon the closing of a merger and reorganization among Adamis Pharmaceuticals Corporation, a Delaware corporation (the “Issuer,” now named DMK Pharmaceuticals Corporation), DMK Pharmaceuticals Corporation, a New Jersey corporation (“DMK”) and Aardvark Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”), on May 25, 2023, pursuant to an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among the Issuer, DMK, and Merger Sub, pursuant to which DMK merged with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of the Issuer (the “Merger”). In connection with the Merger, the name of Merger Sub was changed to DMK Pharmaceuticals Corporation. Effective September 6, 2023, the Issuer changed its corporate name from Adamis Pharmaceuticals Corporation to DMK Pharmaceuticals Corporation, and the name of Merger Sub was changed to Adamis Pharmaceuticals Corporation. The securities reported as beneficially owned by Dr. Versi include the following:

(i)	8,745 shares of common stock of the Issuer, par value $0.0001 per share (the “Common Stock”), held by Dr. Versi in his individual capacity, which he received in exchange for shares of DMK common stock in connection with the Merger;

(ii)	fully-vested options to purchase 102,885 shares of Common Stock (the “Option Shares”) at an exercise price of $2.90 held by Dr. Versi in his individual capacity; Dr. Versi received these options in connection with the Merger by virtue of the Issuer’s assumption of outstanding employee stock options to acquire shares of DMK common stock (with proportionate adjustments to the number of shares subject to the option and the per share exercise price);

(iii)	177,194 shares of Common Stock held by Versi Group LLC (“Versi Group”), of which Dr. Versi is the manager and a member, that Versi Group received in exchange for shares of DMK common stock in connection with the Merger; and

(iv)	729,200 shares of Common Stock that Versi Group received on September 15, 2023 by converting 729.2 shares of the total of 1,941.2 shares of Series E Convertible Preferred Stock of the Issuer (the “Series E Preferred”) that Versi Group received in exchange for shares of DMK common stock in connection with the Merger.

The shares reported in this Schedule 13D do not include 1,212,000 shares of Common Stock that are issuable upon the conversion into Common Stock of all of the remaining 1,212 shares of Series E Preferred that Versi Group received in exchange for shares of DMK common stock in connection with the Merger. The shares of Series E Preferred are subject to a beneficial ownership limitation on their conversion into Common Stock that prohibits the conversion of shares of Series E Preferred if such conversion would cause the number of shares of Common Stock beneficially owned by the applicable holder and its affiliates to exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon conversion of the shares of Series E Preferred held by the applicable holder and its affiliates (the “Beneficial Ownership Limitations”). The shares of Series E Preferred have voting power equal to the number of shares of Common Stock into which such shares of Series E Preferred are convertible, subject to, and after giving effect to and taking into account the Beneficial Ownership Limitations. The Beneficial Ownership Limitations are further described in the Issuer’s Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (the “Certificate of Designation”) filed with the Secretary of State of the State of Delaware on May 24, 2023.

(3) Based on 9,359,133 shares of Common Stock issued and outstanding on September 15, 2023, before the issuance of the shares of Common Stock upon the conversion of the Series E Preferred.

CUSIP No. 00547W208
1	NAMES OF REPORTING PERSONS
Versi Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
906,394 (2)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
906,394 (2)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
906,394 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.98% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm, and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) The securities reported as beneficially owned by Versi Group include the following:

(i)	177,194 shares of Common Stock held by Versi Group that Versi Group received in exchange for shares of DMK common stock in connection with the Merger; and

(ii)	729,200 shares of Common Stock that Versi Group received on September 15, 2023 by converting 729.2 shares of the total of 1,941.2 shares of Series E Preferred Stock that Versi Group received in exchange for shares of DMK common stock in connection with the Merger.

The shares reported in this Schedule 13D do not include 1,212,000 shares of Common Stock that are issuable upon the conversion into Common Stock of all of the remaining 1,212 shares of Series E Preferred that Versi Group received in exchange for shares of DMK common stock in connection with the Merger. The shares of Series E Preferred are subject to the Beneficial Ownership Limitations.

(3) Based on 9,359,133 shares of Common Stock issued and outstanding on September 15, 2023, before the issuance of the shares of Common Stock upon the conversion of the Series E Preferred.

End of Cover Pages

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the SEC by Ebrahim Versi, M.D., Ph.D. and Versi Group LLC (the “Reporting Persons”) on June 5, 2023 (the “Original Schedule 13D”) regarding the common stock, par value $0.0001 per share (the “Common Stock”), of DMK Pharmaceuticals Corporation, a Delaware corporation (the “Issuer,” formerly named Adamis Pharmaceuticals Corporation). Except as specifically amended by this Amendment, items in the Original Schedule 13D are unchanged.

Defined terms used below and not otherwise defined have the meanings given in the footnotes to the cover pages of this Amendment.

Item 1.	Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

The title and class of equity securities to which this Schedule 13D relates are the shares of Common Stock of the Issuer, DMK Pharmaceuticals Corporation, a Delaware corporation (formerly named Adamis Pharmaceuticals Corporation), whose principal executive offices are located at 11682 El Camino Real, Suite 300, San Diego, CA 92130.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

(a)	This Schedule 13D is being filed by the Reporting Persons.

(b)	The principal business address of Dr. Versi is 11682 El Camino Real, Suite 300, San Diego, CA 92130. The principal business address of Versi Group is 11 Sheephill Drive, Gladstone, NJ 07934.

(c)	Dr. Versi is the Chief Executive Officer and Chair of the Board of Directors of the Issuer. Versi Group is a Delaware limited liability company that owns a portfolio of patents related to drug development and methods of delivery for various disease states including neuroscience, urology, and cardiology and otherwise has minimal operations.

(d)	During the last five years preceding the date of this filing, neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years preceding the date of this filing, neither Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Versi is a United States citizen.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a)	The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons is based on 9,359,133 shares of the Issuer’s Common Stock being issued and outstanding on September 15, 2023, before the issuance of the shares of Common Stock upon the conversion of the Series E Preferred as described in Note (2) to each of the cover pages.

As of the filing date of this Schedule 13D (the “Filing Date”), Dr. Versi beneficially owns 1,018,024 shares of Common Stock, consisting of (i) 8,745 shares of Common Stock held directly by Dr. Versi; (ii) 102,885 shares of Common Stock issuable upon the exercise of fully-vested options to purchase Common Stock (exercise price of $2.90) held directly by Dr. Versi; (iii) 177,194 shares of Common Stock held by Versi Group, of which Dr. Versi is the manager and a member; and (iv) 729,200 shares of Common Stock that Versi Group received on September 15, 2023 by converting 729.2 shares of the total of 1,941.2 shares of Series E Preferred Stock that Versi Group received in exchange for shares of DMK common stock in connection with the Merger.

As of the Filing Date, Versi Group beneficially owns 906,394 shares of Common Stock, consisting of (i) 177,194 shares of Common Stock that Versi Group received in exchange for shares of DMK common stock in connection with the Merger; and (ii) 729,200 shares of Common Stock that Versi Group received on September 15, 2023 by converting 729.2 shares of the total of 1,941.2 shares of Series E Preferred Stock that Versi Group received in exchange for shares of DMK common stock in connection with the Merger.

The shares reported in this Schedule 13D do not include 1,212,000 shares of Common Stock that are issuable upon the conversion into Common Stock of all of the remaining 1,212 shares of Series E Preferred that Versi Group received in exchange for shares of DMK common stock in connection with the Merger. The shares of Series E Preferred are subject to the Beneficial Ownership Limitations.

(b)	As of the Filing Date, Dr. Versi has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, 1,018,024 shares of Common Stock.

(c)	Except as otherwise described in the cover pages of this Amendment or in this Item 5, no transactions in the shares of Common Stock were effected by either of the Reporting Persons during the past 60 days.

(d)	To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1	Joint Filing Agreement among the Reporting Persons, dated June 5, 2023 (incorporated by reference to Exhibit No. 1 to the Original Schedule 13D).

2

Agreement and Plan of Merger and Reorganization, dated as of February 24, 2023, by and among Adamis Pharmaceuticals Corporation, Aardvark Merger Sub, Inc., and DMK Pharmaceuticals Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 27, 2023).

3	Adamis Pharmaceuticals Corporation Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 26, 2023).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2023

/s/ Ebrahim Versi
Ebrahim Versi, M.D., Ph.D.

VERSI GROUP LLC

/s/ Ebrahim Versi
Ebrahim Versi, M.D., Ph.D.
Manager